

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2018

T. Michael Ansley
President and Chairman
Bagger Dave's Burger Tavern, Inc.
807 W. Front Street
Traverse City, MI 49684

>   **Re: Bagger Dave's Burger Tavern, Inc.**
>   **Schedule 13E-3 filed by Bagger Dave's Burger Tavern, Inc.**
>   **Filed November 13, 2017**
>   **File No. 005-90173**
>
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed December 20, 2017**
>   **File No. 000-55702**

Dear Mr. Ansley:

        We have reviewed your response dated December 19, 2017 and your revised filings and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by amending your filings or by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless otherwise noted, references to our prior comments refer to the comments in our letter dated December 7, 2017.

Schedule 13E-3

1. Please file any amendments to the Schedule 13E-3 at the same time as the revised information statement. In this regard, we note numerous additions and changes to the information incorporated in the Schedule 13E-3 by reference to the revised preliminary information statement. Refer to General Instruction D.1 to Schedule 13E-3.

2. We note your response to our prior comment 2. Disclosure in Item 13 to the Schedule 13E-3 filed on November 13, 2017 attempts to incorporate by reference information from a section of the information statement that does not contain the actual financial statement information. Please include the information required by Item 1010(a) of Regulation M-A in your Schedule 13E-3 or information statement, or include such information as an exhibit to the Schedule 13E-3 in accordance with General Instruction F.

Preliminary Information Statement on Schedule 14C

General

3. We note your response to our prior comment 3. Please tell us the identity of and the specific relationship to you of the "employees or officers or directors of [your] previous parent" who consented and the percentage of votes each represents.   We note in this regard that the table of beneficial ownership indicates your officers and directors hold 42.9% of voting power and there are no five percent or greater beneficial owners. In your response, please address specifically why the activities in obtaining these consents do not constitute a "solicitation" as defined within Rule 14a-1(1).

4. We note your response to our prior comment 5. Please revise the references to the Grey Sheets in the first bullet point on page 6.

5. We note your response to our prior comment 6. Please relocate "Special Factors" so that it immediately follows Summary Term Sheet.

Cover Page

6. We note your response to our prior comment 7. In the legend, please specifically state that the neither the SEC nor state securities regulators have "passed upon the merits or fairness of the transaction." Refer to Rule 13e-3(e)(1)(iii). Please also confirm that the legend will be included in the materials sent or given to security holders. Refer to Instruction 1 to Rule 13e-3(e)(1).

Detailed Discussion and Reasons for the Reverse/Forward Split, page 11

7. We note your response to our prior comments 11, 12, 13, and 14. Please disclose in the information statement the substance of your response to each of our prior comments, even if the answer to a particular item is in the negative. Refer to General Instruction E to Schedule 13E-3.

Financial Information, page 20

8. We note your response to prior comment 15. Please include complete summary financial information as defined in Article 1-02(bb)(1) of Regulation S-X, including current and

total assets and current and total liabilities, a ratio of earnings to fixed charges and book value per share. Additionally, please caption the summary financials as "unaudited."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601, Nicholas Panos, Office of Mergers and Acquisitions, at (202) 551-3266, Bryan Hough, Office of Mergers and Acquisitions, at (202) 551-8625 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Richard Jones, Esq.
        Jones & Haley, P.C.